Filed by Consolidated Edison, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Consolidated Edison, Inc. (DE)
                                                   Commission File No. 333-31390


The following Supplement to the Joint Proxy Statement/Prospectus is being mailed to shareholders on or about April 5, 2000.


[Con Edison Logo]                             [Northeast Utilities Logo]




                  SUPPLEMENT TO JOINT PROXY STATEMENT/
             PROSPECTUS FOR SPECIAL MEETINGS OF SHAREHOLDERS

        You recently received a joint proxy statement/prospectus dated February 29, 2000 in connection with the solicitation by the Board of Directors of Consolidated Edison, Inc. ("Con Edison") and the Board of Trustees of Northeast Utilities ("Northeast") of proxies to be used at special meetings of the shareholders of Con Edison and Northeast, respectively. The Con Edison special meeting will be held on April 14, 2000, at 2:00 p.m. at 4 Irving Place, 19th Floor, New York, New York 10003. The Northeast special meeting will be held on April 14, 2000, at 2:00 p.m. at the Hartford Civic Center, One Civic Center Plaza, Hartford, Connecticut 06103. Each of the special meetings has been called to consider and vote on a proposal to approve and adopt a merger agreement pursuant to which the businesses of Con Edison and Northeast would be combined.

        CON EDISON AND NORTHEAST STRONGLY SUPPORT THE COMBINATION OF THE TWO COMPANIES AND RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. IF YOU HAVE NOT YET VOTED YOUR PROXY WE URGE YOU TO DO SO WITHOUT DELAY SO THAT YOUR VOTE MAY BE COUNTED AT THE SPECIAL MEETINGS OF SHAREHOLDERS.

        We are pleased to report that we've recently received our first two regulatory approvals for the merger, from the state regulatory agencies of Maine and Vermont. We are pursuing our applications to the other federal and state regulatory agencies whose approval is required. The companies and their transition teams are also hard at work mapping out the combined company's future structure and operations following the merger.

        The remainder of this supplement addresses Con Edison's Indian Point 2 nuclear generating unit. This information has been reported extensively in the press, discussed in publicly-available reports issued by governmental agencies and described in documents filed by Con Edison and Consolidated Edison Company of New York, Inc. ("Con Edison of New York") with the Securities and Exchange Commission ("SEC") and that are incorporated by reference into the joint proxy statement/prospectus as permitted by the SEC's rules. We are summarizing this information in this document in response to a claim brought by certain Northeast shareholders, which is described below, that this information should be provided directly to you.

Indian Point 2 Nuclear Generating Unit

        On February 15, 2000, Con Edison of New York shut down Indian Point 2 following a leak in one of its four steam generators. Certain parties have suggested that the company should be required to replace the four steam generators prior to restart.

      Nuclear generating units operated by others that are similar in design to Indian Point 2 have experienced problems that have required steam generator replacement. Inspections of the Indian Point 2 steam generators since 1976 have revealed various problems, some of which appear to have been arrested. Neither Con Edison nor Con Edison of New York is currently able to determine if or when replacement of the steam generators will be required. Con Edison of New York has replacement steam generators, which are stored at the Indian Point 2 site. Replacement of the steam generators would require estimated additional expenditures of up to $100 million (exclusive of replacement power costs) and an outage of approximately three months. However, securing necessary permits and approvals or other factors could require a substantially longer outage if steam generator replacement is required on short notice.

          A number of parties have threatened legal action to prevent Con Edison of New York from recovering replacement power costs and other incremental costs. In addition, legislation is pending in the New York State legislature to prevent Con Edison of New York from recovering these costs. Since the start of the outage, the replacement power costs have been estimated at approximately $600,000 per day. These costs vary with the market price of energy.

        On March 30, 2000, the New York Public Service Commission issued an order instituting a proceeding to investigate the Indian Point 2 outage and its causes and the prudency of Con Edison of New York's actions regarding the operation and maintenance of Indian Point 2. The order indicated that "In particular, the examination should address:

        (1) The   reasonableness  of  Con  Edison  [of  New  York's]  inspection practices, including the 1997 steam generator inspections;

        (2) The circumstances surrounding the steam generator exemption from inspection granted by the NRC in June 1999;

        (3) The circumstances surrounding the 11-month forced outage of Indian Point 2 from October 14, 1997 to September 6, 1998;

        (4) The basis for Con Edison [of New York's]  postponement  of the steam
            generator   replacement,   including   the  rationale  for  periodic
            inspection and plugging; and


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



        (5) Whether, and to what extent, increased replacement power costs, and repair and replacement costs should be borne by Con Edison's shareholders.

        The above list is not meant to be exhaustive. Other issues may arise as the inquiry proceeds."

        Con Edison of New York is continuing its inspection of Indian Point 2's steam generators to determine what steps to take consistent with the safe operation of the unit. The company is using this inspection period to refuel the unit. Refueling had initially been scheduled to commence beginning in late April. Nuclear Regulatory Commission approval will be required to restart the plant.

        Con Edison believes that Con Edison of New York's operation, maintenance and inspection practices related to Indian Point 2 have been prudent, but it is unable to predict whether or not the Public Service Commission's proceeding or any Indian Point 2-related proceedings, lawsuits, legislation or other actions will have a material adverse effect on Con Edison's financial position, results of operations or liquidity.

Shareholder Class Action Complaint

        A shareholder class action complaint was filed in the United States District Court for the Southern District of New York on March 29, 2000. The complaint names Northeast, the members of the Northeast Board of Trustees and Con Edison as defendants.

        The complaint alleges that the joint proxy statement/prospectus relating to the proposed merger between Con Edison and Northeast is materially misleading, among other reasons, because the joint proxy statement/prospectus failed to disclose potential liabilities relating to the operation of Indian Point 2 and the shutdown of the facility on February 15, 2000. The complaint references published reports regarding the outage and Indian Point 2, including a March 16, 2000 Nuclear Regulatory Commission staff report criticizing Con Edison of New York's response to the Commission's inquiries about both a May 1997 inspection of the Indian Point 2 steam generators and a 1999 plant operational assessment. The complaint also alleges that Northeast's Trustees breached their fiduciary duties by causing Northeast to enter into the merger agreement with Con Edison.

        The plaintiffs, who have instituted other lawsuits (disclosed in the joint proxy statement/prospectus) to challenge the merger, seek various forms of relief, including, among other things, enjoining the merger. The plaintiffs also seek to recover costs and attorneys' fees incurred in the class action. On March 31, 2000, plaintiffs filed an application for a preliminary injunction and expedited discovery. On April 4, 2000, Con Edison and Northeast agreed to send this supplement to their respective shareholders and plaintiffs agreed to withdraw their application.

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



        Again, we enthusiastically support the merger and urge you to vote in favor of its approval. In the event that you have already voted and want to change your vote, send a later-dated, signed proxy card to your company's Secretary, or submit a later vote by telephone or computer (if you are a Con Edison shareholder), or attend your special meeting in person and vote.

        If you have any questions about the merger or if you need additional copies of the joint proxy statement/prospectus or the proxy card, you should contact:

Con Edison Shareholders:                     Northeast Shareholders:
Morrow & Co.                                 Proxy Information Unit
445 Park Avenue, 5th Floor                   Northeast Utilities
New York, New York 10022                     P.O. Box 5006
Telephone: (800) 566-9061                    Hartford, Connecticut 06102-5006
                                             Telephone: (800) 794-1104

Consolidated Edison, Inc.
c/o The Bank of New York Investor
  Relations Department
Church Street Station
New York, New York 10286-1258
Telephone: (800) 522-5522

------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger and other transactions described in the joint proxy statement/prospectus or the common stock to be issued in connection with the merger, or determined if the joint proxy statement/prospectus or this supplement is accurate or adequate. Any representation to the contrary is a criminal offense.
------------------------------------------------------------------------


        Con Edison and Northeast have filed a joint proxy statement/prospectus and other documents with the SEC and have mailed the joint proxy statement/prospectus to their shareholders. These documents contain important information about Con Edison, Northeast and the merger. We urge you to read the joint proxy statement/prospectus and other documents that have been or will be filed with the SEC. You can obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, the documents are available free of charge by requesting them from the companies at the addresses and telephone numbers provided above.

    This supplement to the joint proxy statement/prospectus is dated
                             April 5, 2000
  and is first being mailed to shareholders on or about April 5, 2000.




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